大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

13 March 2006

06012131

RECEIVED
2006 APR -3 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Co
Division of Corporate Financ
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 11 March 2006 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Ms Eugenia Lee, The Bank of New York (Fax No. : 012 1 212 571 3050)

k:gw/letter/media/otherannouncements.doc
UOL/3.2.3/pc

PROCESSED
APR 03 2006
THOMSON
FINANCIAL

JOINT VENTURE WITH OVERSEAS UNION ENTERPRISE LIMITED

1. THE JOINT VENTURE

The Board of Directors of United Overseas Land Limited ("**UOL**" or the "**Company**") is pleased to announce that the Company has today entered into a joint venture agreement with Overseas Union Enterprise Limited ("OUE") pursuant to which: -

(i) OUE will transfer its properties known as Overseas Union House ("**OUH**") at 50, Collyer Quay, Singapore 049321 and Change Alley Aerial Plaza ("**CAAP**") at 60A Collyer Quay, Singapore 049322 (collectively, the "**Properties**") and the business of operating and leasing the Properties to OUE's wholly-owned subsidiary, Clifford Development Pte Ltd (the "**JVCo**"), for a consideration of S$73,000,000 (the "**Consideration**") which was arrived at based on the average of the valuations conducted by two independent valuers as of 31 December 2005 and 28 February 2006 respectively;

(ii) 90% of the Consideration shall be satisfied by the allotment and issue of shares by JVCo to OUE with the sum of S$7,300,000 remaining outstanding as a shareholders' loan to the JVCo; and

(iii) UOL will subscribe for 32,850,000 shares in the JVCo in cash for S$32,850,000 and grant a shareholders' loan of S$3,650,000 to the JVCo. It is expected that the funds injected by the Company into the JVCo will be utilised as part of the working capital for the proposed redevelopment of the Properties.

Upon completion of the issue and subscription of Shares as aforesaid, UOL and OUE will have, respectively, a 33.33% and 66.67% equity stake in the JVCo. In addition, the JVCo and UOL have entered into put and call options pursuant to which UOL will, within the next 12 months, increase its equity stake in the JVCo to 50% for an aggregate consideration of S$32,850,000 and grant a further shareholders' loan of S$3,650,000 to the JVCo.

2. DETAILS OF THE PROPERTIES

Both OUH and CAAP are located along Collyer Quay, within the heart of the Central Business District of Singapore. OUH has a remaining leasehold of approximately 62 years and CAAP has a remaining leasehold of approximately 64 years. It is intended that the Properties will be re-developed and UOL will provide project management services to the JVCo.

3. NO SIGNIFICANT IMPACT

The joint venture is not expected to have any material impact on the consolidated net tangible assets per share and the consolidated earnings per share of the Company and its subsidiaries for the financial year ending 31 December 2006.

4. INTEREST OF DIRECTORS AND CONTROLLING SHAREHOLDERS

Save that Mr Wee Cho Yaw and Mr Gwee Lian Kheng are both directors of OUE and the Company, none of the directors or controlling shareholders of the Company has an interest, direct or indirect, in the Joint Venture.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 11/03/2006 to the SGX